UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

Interim Financial Information
Sendas Distribuidora S.A.

Interim Financial Information for the Quarter ended
June 30, 2023

ASSAÍ
ATACADISTA

ASAI3 B3 IBOVESPA B3 IBRA B3 IBRX100 B3 ISE B3 ICO2 B3 ICON B3 IGC B3 IGCT B3 ITAG B3 MLCX B3 ASAI NYSE

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

Index

Corporate Information / Capital Composition	2
Interim financial information
Individual Statements
Balance Sheet - Assets	3
Balance Sheet - Liabilities	4
Statements of Operations	5
Statements of Comprehensive Income	6
Statements of Cash Flows	7
Statements of Changes in Shareholders’ Equity 1/1/2023 to 6/30/2023	8
Statements of Changes in Shareholders’ Equity 1/1/2022 to 6/30/2022	8

Notes to the consolidated and individual interim financial information	9

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

Corporate information / Capital composition

Number of Shares	Current Quarter
(Thousands)	6/30/2023
Share Capital
Common	1,350,256
Preferred	0
Total	1,350,256
Treasury Shares
Common	0
Preferred	0
Total	0

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Balance Sheet - Assets
R$ (in thousands)

		Current Quarter	Prior year
Account code	Account description	6/30/2023	12/31/2022
1	Total Assets	40,102,000	40,618,000
1.01	Current Assets	13,058,000	14,179,000
1.01.01	Cash and Cash Equivalents	4,596,000	5,842,000
1.01.03	Accounts Receivables	887,000	622,000
1.01.03.01	Trade Receivables	703,000	570,000
1.01.03.02	Other Accounts Receivable	184,000	52,000
1.01.04	Inventories	6,374,000	6,467,000
1.01.06	Recoverable Taxes	892,000	1,055,000
1.01.08	Other Current Assets	309,000	193,000
1.01.08.01	Non-current Assets Held for Sale	95,000	95,000
1.01.08.01.01	Assets Held for Sale	95,000	95,000
1.01.08.03	Others	214,000	98,000
1.01.08.03.01	Derivative Financial Instruments	45,000	27,000
1.01.08.03.03	Other Current Assets	169,000	71,000
1.02	Non-current Assets	27,044,000	26,439,000
1.02.01	Long-Term Assets	1,370,000	1,405,000
1.02.01.04	Accounts Receivables	97,000	-
1.02.01.04.02	Other Accounts Receivable	97,000	-
1.02.01.07	Deferred Taxes	136,000	6,000
1.02.01.09	Receivable From Related Parties	19,000	252,000
1.02.01.09.04	Receivable from Others Related Parties	19,000	252,000
1.02.01.10	Other Non-current Assets	1,118,000	1,147,000
1.02.01.10.04	Recoverable Taxes	819,000	927,000
1.02.01.10.05	Restricted Deposits for Legal Proceedings	48,000	56,000
1.02.01.10.06	Derivative Financial Instruments	239,000	155,000
1.02.01.10.07	Other Non-current Assets	12,000	9,000
1.02.02	Investments	837,000	833,000
1.02.02.01	Investments in Associates	837,000	833,000
1.02.02.01.03	Joint Venture Participation	837,000	833,000
1.02.03	Property, Plant and Equipment	19,805,000	19,183,000
1.02.04	Intangible Assets	5,032,000	5,018,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Balance Sheet - Liabilities
R$ (in thousands)

		Current Quarter	Prior year
Account code	Account description	6/30/2023	12/31/2022
2	Total Liabilities	40,102,000	40,618,000
2.01	Current Liabilities	15,748,000	16,416,000
2.01.01	Payroll and Related Taxes	542,000	584,000
2.01.01.01	Social Taxes	72,000	75,000
2.01.01.02	Payroll Taxes	470,000	509,000
2.01.02	Trade Payables	12,764,000	12,999,000
2.01.02.01	National Trade Payables	12,764,000	12,999,000
2.01.02.01.01	Trade Payables	9,218,000	8,538,000
2.01.02.01.02	Trade Payables - Agreements	1,549,000	2,039,000
2.01.02.01.03	Trade payables - Agreements - Acquisition of Extra Stores	1,997,000	2,422,000
2.01.03	Taxes and Contributions Payable	233,000	265,000
2.01.04	Borrowings and Financing	1,243,000	1,260,000
2.01.04.01	Borrowings and Financing	828,000	829,000
2.01.04.02	Debentures	415,000	431,000
2.01.05	Other Liabilities	966,000	1,308,000
2.01.05.01	Payables to Related Parties	-	201,000
2.01.05.02	Others	966,000	1,107,000
2.01.05.02.01	Dividends and Interest on own Capital	-	111,000
2.01.05.02.09	Deferred Revenue	214,000	328,000
2.01.05.02.12	Other Current Liabilities	193,000	233,000
2.01.05.02.17	Lease Liability	397,000	435,000
2.01.05.02.19	Other Accounts Payable	162,000	-
2.02	Non-current Liabilities	20,223,000	20,306,000
2.02.01	Borrowings and Financing	11,977,000	11,331,000
2.02.01.01	Borrowings and Financing	1,034,000	737,000
2.02.01.02	Debentures	10,943,000	10,594,000
2.02.02	Other Liabilities	7,991,000	8,779,000
2.02.02.01	Payable to Related Parties	-	60,000
2.02.02.01.04	Payables to Other Related Parties	-	60,000
2.02.02.02	Others	7,991,000	8,719,000
2.02.02.02.04	Trade payables - Agreements - Acquisition of Extra Stores	-	780,000
2.02.02.02.07	Other Non-current Liabilities	14,000	14,000
2.02.02.02.09	Lease Liability	7,923,000	7,925,000
2.02.02.02.11	Other Accounts Payable	54,000	-
2.02.04	Provision	228,000	165,000
2.02.06	Deferred Earnings and Revenue	27,000	31,000
2.02.06.02	Deferred Revenue	27,000	31,000
2.03	Shareholders’ Equity	4,131,000	3,896,000
2.03.01	Share Capital	1,265,000	1,263,000
2.03.02	Capital Reserves	45,000	36,000
2.03.04	Earnings Reserves	2,827,000	2,599,000
2.03.08	Other Comprehensive Income	(6,000)	(2,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Operations
R$ (in thousands)

		Current quarter	Year to date current year	Same quarter of previous year	Year to date prior year
Account code	Account description	4/1/2023 to 6/30/2023	1/1/2023 to 6/30/2023	4/1/2022 to 6/30/2022	1/1/2022 to 6/30/2022
3.01	Net Operating Revenue	15,984,000	31,080,000	13,291,000	24,734,000
3.02	Cost of Sales	(13,420,000)	(26,088,000)	(11,146,000)	(20,763,000)
3.03	Gross Profit	2,564,000	4,992,000	2,145,000	3,971,000
3.04	Operating Income / Expenses	(1,827,000)	(3,636,000)	(1,436,000)	(2,737,000)
3.04.01	Selling Expenses	(1,303,000)	(2,609,000)	(1,006,000)	(1,935,000)
3.04.02	General and Administrative Expenses	(177,000)	(383,000)	(193,000)	(361,000)
3.04.05	Other Operating Expenses	(359,000)	(668,000)	(247,000)	(459,000)
3.04.05.01	Depreciation/ Amortization	(341,000)	(654,000)	(213,000)	(417,000)
3.04.05.03	Other Operating Expenses	(18,000)	(14,000)	(34,000)	(42,000)
3.04.06	Share of Profit of Associates	12,000	24,000	10,000	18,000
3.05	Profit from Operations Before Net Financial Expenses and Taxes	737,000	1,356,000	709,000	1,234,000
3.06	Net Financial Result	(628,000)	(1,258,000)	(328,000)	(630,000)
3.06.01	Financial Revenues	59,000	129,000	77,000	147,000
3.06.02	Financial Expenses	(687,000)	(1,387,000)	(405,000)	(777,000)
3.07	Income Before Income Tax and Social Contribution	109,000	98,000	381,000	604,000
3.08	Income Tax and Social Contribution	47,000	130,000	(62,000)	(71,000)
3.08.01	Current	2,000	2,000	(27,000)	(45,000)
3.08.02	Deferred	45,000	128,000	(35,000)	(26,000)
3.09	Net Income from Continued Operations	156,000	228,000	319,000	533,000
3.11	Net Income for the period	156,000	228,000	319,000	533,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings Per Share
3.99.01.01	Common	0.115355	0.168674	0.236925	0.395592
3.99.02	Diluted Earnings Per Share
3.99.02.01	Common	0.114892	0.168146	0.235635	0.393694

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Comprehensive Income
R$ (in thousands)

		Current quarter	Year to date current year	Same quarter of previous year	Year to date prior year
Account code	Account description	4/1/2023 to 6/30/2023	1/1/2023 to 6/30/2023	4/1/2022 to 6/30/2022	1/1/2022 to 6/30/2022
4.01	Net Income for the period	156,000	228,000	319,000	533,000
4.02	Other Comprehensive Income	(5,000)	(4,000)	1,000	-
4.02.04	Fair Value of Receivables	(8,000)	(6,000)	1,000	(1,000)
4.02.06	Income Tax Effect	3,000	2,000	-	1,000
4.03	Total Comprehensive Income for the period	151,000	224,000	320,000	533,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Cash Flows - Indirect method
R$ (in thousands)

		Year to date current year	Year to date prior year
Account code	Account description	1/1/2023 to 6/30/2023	1/1/2022 to 6/30/2022
6.01	Net Cash Operating Activities	2,634,000	1,226,000
6.01.01	Cash Provided by the Operations	2,510,000	1,973,000
6.01.01.01	Net Income for the period	228,000	533,000
6.01.01.02	Deferred Income Tax and Social Contribution	(128,000)	26,000
6.01.01.03	Loss of Disposal of Property, Plant and Equipment and Leasing write-off	7,000	19,000
6.01.01.04	Depreciation and Amortization	694,000	454,000
6.01.01.05	Financial Charges	1,389,000	739,000
6.01.01.07	Share of Profit of Associates	(24,000)	(18,000)
6.01.01.08	Provision for Legal Proceedings	90,000	27,000
6.01.01.10	Provision for Stock Option	9,000	9,000
6.01.01.11	Allowance for Doubtful Accounts	3,000	4,000
6.01.01.13	Provision for Allowance for Inventory Losses and Damages	242,000	180,000
6.01.02	Variations in Assets and Liabilities	124,000	(747,000)
6.01.02.01	Trade Receivables	(139,000)	(76,000)
6.01.02.02	Inventories	(149,000)	(1,411,000)
6.01.02.03	Recoverable Taxes	271,000	(248,000)
6.01.02.04	Other Assets	(108,000)	(27,000)
6.01.02.05	Related Parties	(1,000)	60,000
6.01.02.06	Restricted Deposits for Legal Proceedings	8,000	(5,000)
6.01.02.07	Trade Payables	526,000	1,001,000
6.01.02.08	Payroll and Related Taxes	(42,000)	42,000
6.01.02.09	Taxes and Social Contributions Payable	(26,000)	49,000
6.01.02.10	Payment for Legal Proceedings	(34,000)	(24,000)
6.01.02.11	Deferred Revenue	(118,000)	(81,000)
6.01.02.12	Other Liabilities	(84,000)	(27,000)
6.01.02.15	Dividends Received	20,000	-
6.02	Net Cash of Investing Activities	(1,366,000)	(2,760,000)
6.02.02	Purchase of Property, Plant and Equipment	(1,362,000)	(2,013,000)
6.02.03	Purchase of Intangible Assets	(29,000)	(605,000)
6.02.04	Proceeds from Property, Plant and Equipment	16,000	-
6.02.09	Proceeds from Sale of Assets Held for Sale	9,000	108,000
6.02.11	Purchase of Assets Held for Sale	-	(250,000)
6.03	Net Cash of Financing Activities	(2,514,000)	2,092,000
6.03.01	Capital Contribution	2,000	3,000
6.03.02	Proceeds from Borrowings and Financing	300,000	3,000,000
6.03.03	Payment of Borrowings and Financing	(104,000)	(49,000)
6.03.04	Payment of Interest on Borrowings and Financing	(502,000)	(308,000)
6.03.05	Dividends and interest on own equity, paid	(118,000)	(168,000)
6.03.09	Payment of Lease Liabilities	(169,000)	(53,000)
6.03.10	Payment of Interest on Lease Liabilities	(476,000)	(308,000)
6.03.11	Borrowing costs from borrowings and financing	(51,000)	(25,000)
6.03.12	Payment of Acquisition of Extra Stores	(1,396,000)	-
6.05	Increase (Decrease) in Cash and Equivalents	(1,246,000)	558,000
6.05.01	Cash and Cash Equivalents at the beginning of the Period	5,842,000	2,550,000
6.05.02	Cash and Cash Equivalents at the end of the Period	4,596,000	3,108,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Changes in Shareholders' Equity 1/1/2023 to 6/30/2023
R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening Balance	1,263,000	36,000	2,599,000	-	(2,000)	3,896,000
5.03	Adjusted Opening Balance	1,263,000	36,000	2,599,000	-	(2,000)	3,896,000
5.04	Capital Transactions with Shareholders	2,000	9,000	-	-	-	11,000
5.04.01	Capital Contribution	2,000	-	-	-	-	2,000
5.04.03	Stock Options Granted	-	9,000	-	-	-	9,000
5.05	Total Comprehensive Income	-	-	-	228,000	(4,000)	224,000
5.05.01	Net Income for the Period	-	-	-	228,000	-	228,000
5.05.02	Other Comprehensive Income	-	-	-	-	(4,000)	(4,000)
5.05.02.07	Fair Value of Receivables	-	-	-	-	(6,000)	(6,000)
5.05.02.09	Income Tax Effect	-	-	-	-	2,000	2,000
5.06	Internal Changes of Shareholders' Equity	-	-	228,000	(228,000)	-	-
5.06.05	Tax Incentive Reserve	-	-	228,000	(228,000)	-	-
5.07	Closing Balance	1,265,000	45,000	2,827,000	-	(6,000)	4,131,000

Individual Financial Statements / Statements of Changes in Shareholders' Equity 1/1/2022 to 6/30/2022
R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening Balance	788,000	18,000	1,961,000	-	(1,000)	2,766,000
5.03	Adjusted Opening Balance	788,000	18,000	1,961,000	-	(1,000)	2,766,000
5.04	Capital Transactions with Shareholders	467,000	9,000	(464,000)	-	-	12,000
5.04.01	Capital Contribution	467,000	-	(464,000)	-	-	3,000
5.04.03	Stock Options Granted	-	9,000	-	-	-	9,000
5.05	Total Comprehensive Income	-	-	-	533,000	-	533,000
5.05.01	Net Income for the Period	-	-	-	533,000	-	533,000
5.05.02.07	Fair Value of Receivables	-	-	-	-	(1,000)	(1,000)
5.05.02.09	Income Tax Effect	-	-	-	-	1,000	1,000
5.06	Internal Changes of Shareholders' Equity	-	-	363,000	(363,000)	-	-
5.06.05	Tax Incentive Reserve	-	-	363,000	(363,000)	-	-
5.07	Closing Balance	1,255,000	27,000	1,860,000	170,000	(1,000)	3,311,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

1	CORPORATE INFORMATION

	Sendas Distribuidora S.A. (“Company” or “Sendas”) is a publicly held company listed in the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão (B3), under ticker symbol "ASAI3" and on the New York Stock Exchange (NYSE), under ticker symbol "ASAI". The Company is primarily engaged in the retail and wholesale of food products, bazar items and other products through its chain of stores, operated under “ASSAÍ” brand, since this is the only disclosed segment. The Company's registered office is at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá, in the State of Rio de Janeiro. As of June 30, 2023, the Company operated 270 stores and 12 distribution centers in the five regions of the country, with operations in 23 states and in the Federal District.

	On November 29, 2022, the shareholder Helicco Participações Ltda ("Helicco"), subsidiary of Casino Guichard Perrachon ("Casino"), disposed all of its shareholding in the Company, totaling 140,800,000 shares. On March 21, 2023, the shareholder Wilkes Participações S.A. ("Wilkes"), Casino's subsidiary, disposed 254,000,000 shares owned by itself and Casino holds 157,582,865 common shares, representing 11.7% of the Company's capital.

	On June 23, 2023, according to the Notice to the Market disclosed on the same date, Casino, through its subsidiaries Wilkes, Geant International BV ("GIBV") and Segisor S.A.S ("Segisor"), disposed 157,582,580 common shares issued by the Company, representing 11.67% of its share capital, through a block trade operation occurred on the same date (“Blocktrade”). As a result, the Casino Group now holds a stake of less than 0.01% in the share capital of Sendas, thus ceasing to be considered a related party of the Company. The balances with these companies and their subsidiaries, are being allocated to Other accounts receivable and Other accounts payable of the balance sheet in the interim financial information for the period ended June 30, 2023.

2	BASIS OF PREPARATION AND DISCLOSURE OF THE INTERIM FINANCIAL INFORMATION

	The interim financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting issued by International Accounting Standards Board (“IASB”) and accounting standard CPC 21 (R1) – Interim report and disclosed aligned with the standards approved by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of the Interim Financial Information.

	The interim financial information has been prepared on the historical cost basis, except for (i) certain financial instruments; and (ii) assets and liabilities arising from business combinations measured at their fair values, where applicable. All significant information related to the interim financial information, is being disclosed and is consistent with the information used by Management in managing the Company's activities.

	The interim financial information is presented in millions of Brazilian Reais (R$), which is the Company's functional currency.

	The interim financial information for the period ended June 30, 2023, were approved by the Board of Directors on July 26, 2023.

3	SIGNIFICANT ACCOUNTING POLICIES

	The main accounting policies and practices applied by the Company to the preparation of the interim financial information are in accordance with those adopted and disclosed in note 3 and in each explanatory note corresponding to the financial statements for the year ended December 31, 2022, approved on February 15, 2023 and, therefore, it should be read together.

3.1	Standards, amendments and interpretation

	In the period ended June 30, 2023, there was no new rules in force that produced effect on the interim financial information disclosed, additionally the Company did not adopt in advance the IFRS issued and not yet on current.

4	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

	The preparation of the interim financial information requires Management to makes judgments and estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period, however, the uncertainties about these assumptions and estimates may generate results that require substantial adjustments to the carrying amount of the asset or liability in future periods.

	The significant assumptions and estimates applied on the preparation of the interim financial information for the period ended June 30, 2023, were the same as those adopted in the financial statements for the year ended December 31, 2022, approved on February 15, 2023, see note 5.

5	CASH AND CASH EQUIVALENTS

		6/30/2023	12/31/2022
	Cash and bank accounts	104	213
	Cash and bank accounts - Abroad (i)	22	24
	Financial investments (ii)	4,470	5,605
		4,596	5,842

	(i) As of June 30, 2023, the Company had funds held abroad, of which R$22 in US dollars (R$24 in US dollars as of December 31, 2022).

	(ii) As of June 30, 2023, the financial investments refer to the repurchase and resale agreements and Bank Deposit Certificates - CDB, with a weighted average interest rate of 96.31% of the CDI - Interbank Deposit Certificate (92.80% of the CDI as of December 31, 2022).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

6	TRADE RECEIVABLES

					Note	6/30/2023	12/31/2022
	From sales with:
	Credit card operators				6.1	319	241
	Credit card operators with related parties				9.1	143	49
	Sales ticket and payment slips				6.2	209	249
	Trade receivables with related parties				9.1	-	24
	Trade receivables with suppliers/payment slips/others					45	18
						716	581
	Expected credit loss for doubtful accounts				6.3	(13)	(11)
						703	570

	The breakdown of trade receivables by their gross amount by maturity period is presented below:

				Overdue
		Total	Due	Less than 30 days	> 30 days
	6/30/2023	716	710	2	4
	12/31/2022	581	576	4	1

6.1	Credit card operators

	The Company, through a cash management strategy, advances receivables from credit card operators, without any right of recourse or related obligation and derecognizes the balance of trade receivables.

6.2	Sales ticket and payment slips

	Refers to amounts derived from transactions through receipts: (i) tickets and meal vouchers R$73 (R$134 as of December 31, 2022); and (ii) payment slips R$136 (R$115 as of December 31, 2022).

6.3	Expected credit loss for doubtful accounts

						6/30/2023	6/30/2022
	At the beginning of the period					(11)	(6)
	Additions					(20)	(18)
	Reversals					18	14
	At the end of the period					(13)	(10)

7	INVENTORIES

					Note	6/30/2023	12/31/2022
	Stores					5,624	5,914
	Distribution centers					1,228	1,139
	Commercial agreements				7.1	(434)	(518)
	Allowance for loss on inventory obsolescence and damages				7.2	(44)	(68)
						6,374	6,467

7.1	Commercial agreements

	As of June 30, 2023, the amount of unrealized commercial agreements, presented as a reduction of inventory balance, totaled R$434 (R$518 as of December 31, 2022).

7.2	Allowance for loss on inventory obsolescence and damages

						6/30/2023	6/30/2022
	At the beginning of the period					(68)	(37)
	Additions					(259)	(190)
	Reversals					17	10
	Write-offs					266	186
	At the end of the period					(44)	(31)

8	RECOVERABLE TAXES

					Note	6/30/2023	12/31/2022
	State VAT tax credits - ICMS				8.1	1,158	1,210
	Social Integration Program and Contribution for Social Security Financing - PIS/COFINS				8.2	341	587
	Social Security Contribution - INSS					91	90
	Income tax and social contribution					102	74
	Others					19	21
	Total					1,711	1,982

	Current					892	1,055
	Non-current					819	927

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

8.1	State VAT tax credits - ICMS

	Since 2008, the Brazilian States have been substantially amending their local laws aiming at implementing and broadening the ICMS tax replacement system. This system entails the prepayment of ICMS of the whole commercial chain, upon goods outflow from an industrial establishment or importer or their inflow into each State. The expansion of this system to an increasingly wider range of products sold in the retail generates the prepayment of the tax and consequently a refund in certain operations.

	The refund process requires evidence through tax documents and digital files of the transactions carried out that generated the right to refund for the Company. Only after its ratification by state tax authorities and/or the compliance with specific ancillary obligations aiming to support such evidence that credits can be used by the Company, which occur in periods after their generation.

	As the number of items sold in the retail subject to tax replacement has increased continuously, the tax credit to be refunded by the Company has also increased. The Company has realized these credits with authorization for immediate offset in view of its operation, by obtaining a special regime and also by means of other procedures regulated by state rules.

	With respect to credits that cannot yet be immediately offset, the Company's management, according to a technical recovery study, based on the future expectation of growth and consequent offset against taxes payable from its operations, believes that its future offset is viable. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information as of June 30, 2023, the Company's management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable ICMS balance, as shown in the table below:

	Year	Amount
	Within 1 year	477
	From 1 to 2 years	311
	From 2 to 3 years	97
	From 3 to 4 years	91
	From 4 to 5 years	55
	More than 5 years	127
	Total	1,158

8.2	PIS and COFINS credit

	On March 15, 2017, the Federal Supreme Court (“STF”) recognized, the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base. On May 13, 2021, the STF judged the Declaration Embargoes in relation to the amount to be excluded from the calculation basis of the contributions, which should only be the ICMS paid, or if the entire ICMS, as shown in the respective invoices. The STF rendered a favorable decision to the taxpayers, concluding that all ICMS highlighted should be excluded from the calculation basis.

	The STF decided to modulate the effects of the decision, providing for taxpayers who distributed lawsuits before March 15, 2017 or who had administrative proceedings in progress before that same date, would be have right to take advantage of the past period. As the decision was rendered in a process with recognized general repercussions, the understanding reached is binding on all judges and courts. The Company filed a lawsuit on October 31, 2013, having obtained a favorable decision and a final and unappealable decision on July 16, 2021, thus allowing the recognition of the credit for the period covered by the lawsuit.

	Currently the Company, with the favorable judgment of the Supreme Court, has recognized the exclusion of ICMS from the PIS and COFINS calculation basis, based on the same assumptions above.

	• Expected realization of PIS and COFINS credits

	In relation to the recoverable PIS and COFINS credits, the Company's management, based on a technical recovery study, considering future growth expectations and consequent offset against debts from its operations, projects its future realization. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information as of June 30, 2023, the Company's management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable PIS and COFINS balance, as shown in the table below:

	Year	Amount
	Within 1 year	243
	From 1 to 2 years	98
	Total	341

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

9	RELATED PARTIES

9.1	Balances and related party transactions

		Assets				Liabilities				Transactions
		Clients		Other assets		Suppliers		Other liabilities		Revenue (expenses)
		6/30/2023	12/31/2022	6/30/2023	12/31/2022	6/30/2023	12/31/2022	6/30/2023	12/31/2022	6/30/2023	6/30/2022
	Associates (i)
	Casino Guichard Perrachon	-	-	-	-	-	-	-	21	(20)	(26)
	Euris	-	-	-	-	-	-	-	1	(1)	(1)
	Grupo Pão de Açúcar ("GPA")	-	24	-	234	-	8	-	237	20	(219)
	Greenyellow	-	-	-	-	-	-	-	-	-	(17)
	Wilkes Participações S.A.	-	-	-	-	-	-	-	2	(6)	(4)
	Subtotal	-	24	-	234	-	8	-	261	(7)	(267)
	Joint venture
	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	143	49	19	18	11	25	-	-	12	12
	Subtotal	143	49	19	18	11	25	-	-	12	12
	Total	143	73	19	252	11	33	-	261	5	(255)

	Current	143	73	-	-	11	33	-	201
	Non-current	-	-	19	252	-	-	-	60

	(i) As a result of the disposing of Casino's participation in the Company, through Wilkes, as disclosed in note 1, the Associates are no longer related parties.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

9.2	Management compensation

	Expenses referring to the executive board compensation recorded in the Company’s statement of operations in the periods ended June 30, 2023 and 2022 as follows (amounts expressed in thousands reais):

		Base salary		Variable compensation		Stock option plan		Total
		2023	2022	2023	2022	2023	2022	2023	2022
	Board of directors	5,452	23,995	-	-	5,250	3,326	10,702	27,321
	Directors statutory	5,466	12,651	7,444	4,969	5,691	3,549	18,601	21,169
	Directors non-statutory	15,500	13,358	19,158	7,888	5,845	2,056	40,503	23,302
	Fiscal council	267	259	-	-	-	-	267	259
		26,685	50,263	26,602	12,857	16,786	8,931	70,073	72,051

	The stock option plan, fully in shares, refers to the Company's and this plan has been treated in the Company's statement of operations. The corresponding expenses are allocated to the Company and recorded in statement of operations against capital reserve - stock options in shareholders' equity. There are no other short-term or long-term benefits granted to members of the Company's management.

10	INVESTMENTS

	The details of the Company's investments at the end of the period are as follow:

							Participation in investments - %
							Direct participation
	Investment type	Company				Country	6/30/2023	12/31/2022

	Joint venture	Bellamar Empreendimento e Participações S.A.				Brazil	50.00	50.00

	Summary of financial information of Joint Venture

				6/30/2023	12/31/2022
	Current assets			1	1
	Non-current assets			527	519
	Shareholders´ equity			528	520

				6/30/2023	6/30/2022
	Net income for the period			47	36

	Investments composition and breakdown

					Bellamar
	As of December 31, 2021				789
	Share of profit of associates				18
	As of June 30, 2022				807

	As of December 31, 2022				833
	Share of profit of associates				24
	Dividends received				(20)
	As of June 30, 2023				837

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

11	PROPERTY, PLANT AND EQUIPMENT

11.1	Property, plant and equipment breakdown

		As of 12/31/2022	Additions (i)	Lease modification	Write-off	Depreciation	Transfers and others (ii)	As of 6/30/2023
	Lands	600	17	-	-	-	(41)	576
	Buildings	730	-	-	-	(9)	23	744
	Improvements	6,865	845	-	(21)	(205)	5	7,489
	Machinery and equipment	1,440	209	-	(12)	(136)	382	1,883
	Facilities	585	61	-	(2)	(24)	(189)	431
	Furniture and appliances	755	70	-	(2)	(53)	85	855
	Constructions in progress	543	24	-	(1)	-	(329)	237
	Others	64	15	-	-	(17)	44	106
	Subtotal	11,582	1,241	-	(38)	(444)	(20)	12,321
	Lease - right of use:
	Buildings	7,593	27	221	(109)	(232)	(21)	7,479
	Equipment	8	-	-	-	(3)	-	5
	Subtotal	7,601	27	221	(109)	(235)	(21)	7,484
	Total	19,183	1,268	221	(147)	(679)	(41)	19,805

		As of 12/31/2021	Additions (i)	Lease modification	Write-off	Depreciation	Transfers and others	As of 6/30/2022
	Lands	570	46	-	-	-	-	616
	Buildings	656	140	-	-	(8)	5	793
	Improvements	3,596	1,432	-	(14)	(133)	56	4,937
	Machinery and equipment	828	211	-	(1)	(82)	45	1,001
	Facilities	362	94	-	(4)	(16)	1	437
	Furniture and appliances	416	60	-	(1)	(32)	60	503
	Constructions in progress	235	415	-	(1)	-	(131)	518
	Others	37	7	-	-	(8)	12	48
	Subtotal	6,700	2,405	-	(21)	(279)	48	8,853
	Lease - right of use:
	Buildings	3,604	2,914	304	(3)	(158)	(46)	6,615
	Equipment	16	-	-	-	(3)	(2)	11
	Subtotal	3,620	2,914	304	(3)	(161)	(48)	6,626
	Total	10,320	5,319	304	(24)	(440)	-	15,479

	(i) Include the borrowing capitalization in the amount of R$170 (R$370 as of June 30, 2022), see note 11.3.

	(ii) The amount of R$41 refers to the write-off of provisions for the acquisition of points of sale.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

11.2	Composition of Property, plant and equipment
		6/30/2023			12/31/2022
		Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount
	Lands	576	-	576	600	-	600
	Buildings	893	(149)	744	859	(129)	730
	Improvements	8,749	(1,260)	7,489	7,933	(1,068)	6,865
	Machinery and equipment	2,750	(867)	1,883	2,160	(720)	1,440
	Facilities	590	(159)	431	729	(144)	585
	Furniture and appliances	1,185	(330)	855	1,043	(288)	755
	Constructions in progress	237	-	237	543	-	543
	Others	216	(110)	106	157	(93)	64
	Subtotal	15,196	(2,875)	12,321	14,024	(2,442)	11,582
	Lease - right of use:
	Buildings	9,033	(1,554)	7,479	8,924	(1,331)	7,593
	Equipment	56	(51)	5	57	(49)	8
	Subtotal	9,089	(1,605)	7,484	8,981	(1,380)	7,601
	Total	24,285	(4,480)	19,805	23,005	(3,822)	19,183

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

11.3	Capitalized borrowing costs and lease

	The value of capitalized borrowing costs and lease directly attributable to the reform, construction and acquisition of property, plant and equipment and intangible assets within the scope of CPC 20 (R1)/IAS 23 - Borrowings Costs and the amount interest on lease liabilities incorporated into the value of the property, plant and equipment and/or intangible assets, for the period in which the assets are not yet in their intended use in accordance with CPC 06 (R2)/IFRS 16 - Leases, amounted to R$170 (R$370 as of June 30, 2022). The rate used to calculate the borrowing costs eligible for capitalization was 110.70% (111.33% at June 30, 2022) of CDI, corresponding to the effective interest rate of loans taken by the Company.

11.4	Additions to property, plant and equipment for cash flow presentation purpose

			6/30/2023	6/30/2022
	Additions		1,268	5,319
	Leases		(27)	(2,914)
	Capitalized borrowing costs		(170)	(370)
	Financing of property, plant and equipment - Additions		(1,067)	(1,725)
	Financing of property, plant and equipment - Payments		1,358	1,703
	Total		1,362	2,013

	Additions related to the purchase of operating assets, purchase of land and buildings to expansion activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

	The additions and payments of property, plant and equipment above are presented to reconcile the acquisitions during the period with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

11.5	Others information

	As of June 30, 2023, the Company recorded in the cost of sales and services the amount of R$40 (R$37 as of June 30, 2022), relating to the depreciation of machinery, building and facilities of distribution centers.

12	INTANGIBLE ASSETS

		As of 12/31/2022	Additions	Amortization	As of 6/30/2023

	Goodwill	618	-	-	618
	Software	76	12	(10)	78
	Commercial rights	4,267	17	(4)	4,280
	Trade name	39	-	-	39
	Subtotal	5,000	29	(14)	5,015
	Lease - right of use:
	Assets and rights	18	-	(1)	17
	Subtotal	18	-	(1)	17
	Total	5,018	29	(15)	5,032

		As of 12/31/2021	Additions	Amortization	As of 6/30/2022

	Goodwill	618	-	-	618
	Software	75	5	(9)	71
	Commercial rights (i)	1,136	2,942	(4)	4,074
	Trade name	39	-	-	39
	Subtotal	1,868	2,947	(13)	4,802
	Lease - right of use:
	Assets and rights	19	-	(1)	18
	Subtotal	19	-	(1)	18
	Total	1,887	2,947	(14)	4,820

	(i) In the period ended June 30, 2022, in the Additions column, are presented the amounts related to the acquisition of the 41 commercial points from Extra Hiper stores, in the amount of R$2.942.

		6/30/2023			12/31/2022
		Historical cost	Accumulated amortization	Net amount	Historical cost	Accumulated amortization	Net amount

	Goodwill	871	(253)	618	871	(253)	618
	Software	163	(85)	78	151	(75)	76
	Commercial rights	4,316	(36)	4,280	4,299	(32)	4,267
	Trade name	39	-	39	39	-	39
		5,389	(374)	5,015	5,360	(360)	5,000
	Lease - right of use:
	Assets and rights	28	(11)	17	29	(11)	18
	Total	5,417	(385)	5,032	5,389	(371)	5,018

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

12.1	Impairment test of intangible assets with an indefinite useful life, including goodwill

	The impairment test of intangible assets uses the same practices described in note 12.1 as part of financial statements as of December 31, 2022.

	The Company monitored the plan used to evaluate the impairment test as of December 31, 2022, and concluded that there was no events which could indicates losses or the need of a new evaluation for the period ended June 30, 2023.

12.2	Additions to intangible assets for cash flow presentation purpose

			6/30/2023	6/30/2022
	Additions		29	2,947
	Financing of intangible assets - Additions		-	(2,942)
	Financing of intangible assets - Payments		-	600
	Total		29	605

13	TRADE PAYABLES AND TRADE PAYABLES - AGREEMENTS

		Note	6/30/2023	12/31/2022
	Trade Payables
	Product suppliers		9,638	9,196
	Suppliers - Acquisition of property, plant and equipment		73	140
	Service providers		139	129
	Service providers - related parties	9.1	11	33
	Bonuses from suppliers	13.1	(643)	(960)
	Total Suppliers		9,218	8,538

	Trade Payables - Agreements
	Product suppliers	13.2	593	813
	Suppliers - Acquisition of property, plant and equipment	13.2	956	1,226
	Suppliers - Acquisition of Extra Stores	13.3	1,997	3,202
	Total Suppliers - Agreements		3,546	5,241

	Total		12,764	13,779

	Current		12,764	12,999
	Non-current		-	780

13.1	Bonuses from suppliers

	These include commercial agreements and discounts obtained from suppliers. These amounts are defined in agreements and include discounts for purchase volume, joint marketing programs, freight reimbursements, and other similar programs. The receipt occurs by deducting trade notes payable to suppliers, according to conditions established in the supply agreements, so that the financial settlements occur for the net amount.

13.2	Agreements among suppliers, the Company and banks

	The Company maintains agreements signed with financial institutions, through which, suppliers of products, capital goods and services, have the possibility of structuring operations of anticipation receivables securities related to commercial operations between the parties.

	Management assessed that the economic substance of the transaction is operational, considering that the anticipation is an exclusive decision of the supplier and, for the Company, there are no changes in the original term negotiated with the supplier, nor changes in the contracted amounts. Management evaluated the potential effects of adjusting these operations to present value and concluded that the effects are immaterial for measurement and disclosure.

	Additionally, there is no exposure to any financial institution individually related to these operations and these liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial) related.

	These balances are classified as "Trade Payables - Agreements" and payments are made to financial institutions under the same conditions as those originally agreed with the supplier. As a result, all cash flow from these operations is presented as operating in the statement of cash flows.

	As of June 30, 2023, the balance payable related to these operations is R$1,549 (R$2,039 as of December 31, 2022).

13.3	Suppliers - Acquisition of Extra Stores

	In September and December, 2022, the GPA realized the assignment of its receivables on the sale of Extra stores to the Company with a financial institution corresponding to the installments due between 2023 and 2024. The Company's management, as the consenting party of the operation, evaluated the contractual terms of the assignment of receivables and in accordance with CPC 26 (R1)/IAS 1 - Presentation of financial statements, concluded that there was no modification in the conditions originally contracted with the GPA, maintaining the characteristic of the terms and the payments of the installments will be made directly by the Company to the financial institution, maintaining the same due dates and interest previously agreed with GPA. Therefore, Management concluded that the characteristic of the operation was maintained as an accounts payable for the acquisition of the commercial points of the Extra Hiper stores.

	As of June 30, 2023, the balance is R$1,997 (R$3,202 as of December 31, 2022).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

14	FINANCIAL INSTRUMENTS

	The main financial instruments and their amount recorded in the interim financial information, by category, are as follows:

		Note	6/30/2023	12/31/2022
	Financial assets
	Amortized cost
	Cash and cash equivalents	5	4,596	5,842
	Related parties - assets	9.1	19	252
	Trade receivables and other accounts receivable		450	198
	Fair value through income
	Gain of financial instruments at fair value	14.6.1	284	182
	Fair value through other comprehensive income
	Trade receivables with credit card companies and sales tickets		534	424
	Financial liabilities
	Other financial liabilities - amortized cost
	Related parties - liabilities	9.1	-	(261)
	Other accounts payable		(216)	-
	Trade payables and trade payables - Agreements	13	(12,764)	(13,779)
	Borrowings and financing	14.6.1	(1,519)	(1,217)
	Debentures and promissory notes	14.6.1	(9,163)	(8,903)
	Lease liabilities	16.1	(8,320)	(8,360)
	Fair value through income
	Borrowings, financing and debentures, including derivatives	14.6.1	(2,483)	(2,435)
	Loss of financial instruments at fair value	14.6.1	(55)	(36)
	Net exposure		(28,637)	(28,093)

	The fair value of other financial instruments detailed in the table above approximate the carrying amount based on the existing payment terms and conditions. The financial instruments measured at amortized cost, the fair values of which differ from the carrying amounts are disclosed in note 14.4.

14.1	Considerations on risk factors that may affect the business of the Company

14.1.1	Credit Risk

	• Cash and cash equivalents

	In order to minimize the credit risk, the investment policies adopted establish in financial institutions approved by the Company’s Financial Committee, considering the monetary limits and evaluations of financial institutions, which are regularly updated.

	• Trade receivables

	The credit risk related to trade receivables is minimized by the fact that a large part of installment sales are made with credit cards. These receivables may be advanced at any time, without right of recourse, with banks or credit card companies, for the purpose of providing working capital, generating the derecognition of the accounts receivable. In addition, the main acquirers used by the Company are related to first-tier financial institutions with low credit risk. Additionally, mainly for trade receivables collected in installments, the Company monitors the risk for the grating of credit and for the periodic analysis of the expected credit loss balances.

	The Company also incurs counterparty risk related to derivative instruments, this risk is mitigated by the carrying out transactions, according to policies approved by governance bodies.

	There are no amounts receivable that individually, account for more than 5% of the accounts receivable or revenues.

14.1.2	Interest rate risk

	The Company obtains borrowings and financing with major financial institutions in order to meet cash requirements for investments. Accordingly, the Company is mainly exposed to the risk of significant fluctuations in the interest rate, especially the rate related to derivative liabilities (foreign currency exposure hedge) and indexed to CDI. The balance of cash and cash equivalents, indexed to CDI, partially offsets the risk of fluctuations in the interest rates.

14.1.3	Foreign currency exchange rate risk

	The fluctuations in the exchange rates may increase the balances of borrowings foreign currency and for this reason the Company uses derivative financial instruments such as swaps to mitigate the foreign exchange rate risk, converting the cost of debt into domestic currency and interest rates.

14.1.4	Capital risk management

	The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments considering the changes in the economic conditions.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

	The capital structure is as follows:

				6/30/2023	12/31/2022
	Borrowings, financing, debentures and promissory notes			(13,220)	(12,591)
	(-) Cash and cash equivalents			4,596	5,842
	(-) Derivative financial instruments			284	182
	Net debt			(8,340)	(6,567)

	Shareholders’ equity			4,131	3,896
	% Net debt over Shareholders’ equity			202%	169%

14.1.5	Liquidity risk management

	The Company manages liquidity risk through daily monitoring of cash flows and control of maturities of financial assets and liabilities.

	The table below summarizes the aging profile of the Company’s financial liabilities as of June 30, 2023.

			Less than 1 year	1 to 5 years	More than 5 years	Total
	Borrowings and financing		1,017	1,064	-	2,081
	Debenture and promissory notes		1,135	11,786	2,954	15,875
	Derivative financial instruments		207	424	(733)	(102)
	Lease liabilities		1,322	5,851	13,313	20,486
	Trade payables		9,218	-	-	9,218
	Trade Payables - Agreements		1,549	-	-	1,549
	Trade payables - Agreements - Acquisition of Extra Stores		2,109	-	-	2,109
	Total		16,557	19,125	15,534	51,216

	The information was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date the Company may be required to make the payment or be eligible to receive the payment. To the extent that interest rates are floating, the undiscounted amount is obtained based on interest rate curves for the period ended June 30, 2023. Therefore, certain balances presented do not agree with the balances represented in the balance sheets.

14.2	Derivative financial instruments

		Notional value		Fair value
		6/30/2023	12/31/2022	6/30/2023	12/31/2022
	Swap of hedge
	Hedge purpose (debt)	2,360	2,360	2,643	2,542

	Long Position
	Fixed rate	106	106	108	109
	USD + Fixed	282	282	282	282
	Hedge - CRI	1,972	1,972	2,253	2,151

	Short Position	(2,360)	(2,360)	(2,414)	(2,396)

	Net hedge position	-	-	229	146

	Realized and unrealized gains and losses on these contracts during the period ended June 30, 2023, are recorded as net financial results and the balance receivable at fair value is R$229 (balance receivable of R$146 as of December 31, 2022). The assets are recorded as “derivate financial instruments” and the liability as “borrowings and financing”.

	The effects of the hedge at fair value through income for the period ended June 30, 2023, resulted in a loss of R$17 (loss of R$87 as of June 30, 2022), recorded under cost of debt, see note 23.

14.2.1	Fair values of derivative financial instruments

	Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

	The fair values are calculated based on projected future cash flow, using the future CDI curves released by B3, plus the operation spreads, and discounting them to present value using the same CDI curves by B3.

	The fair values of exchange coupon swaps versus CDI rate were obtained using the exchange rates effective at the reporting date and the rates projected by the market based on the currency coupon curves.

	In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

14.3	Sensitivity analysis of financial instruments

	According to Management's assessment, the most probable scenario considered was, on the maturity date of each transaction, the market curves (currencies and interest) of B3.

	Therefore, in the probable scenario (I) there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the exclusive effect of sensitivity analysis, a deterioration of 5% and 10%, respectively, in the risk variables was considered, up to one year of financial instruments.

	For the probable scenario, the weighted exchange rate defined was R$5.10 on the due date, and the weighted interest rate (CDI) was 11.69% per year.

	In the case of derivative financial instruments (aiming at hedging the financial debt), the variations of the scenarios are accompanied by the respective hedges, indicating that the effects are not significant.

	The Company disclosed the net exposure of the derivative financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis table below, for each of the mentioned scenarios:

						Market projections
	Transactions	Note	Risk (Rate Increase)		As of 6/30/2023	Scenario (I)	Scenario (II)	Scenario (III)
	Borrowings and financing	14.6.1	CDI + 1.62% per year		(1,524)	(197)	(207)	(217)
	Borrowings and financing (fixed rate)	14.6.1	TR + 9.80%		(47)	(4)	(5)	(5)
	Borrowings and financing (foreign currency)	14.6.1	USD + 1.06% per year		(241)	(14)	(27)	(40)
	Debentures and promissory notes	14.6.1	CDI + 1.44% per year		(11,490)	(1,444)	(1,516)	(1,588)
	Total net effect (loss)				(13,302)	(1,659)	(1,755)	(1,850)

	Cash equivalents	5	96.31% of CDI		4,470	569	598	626

	Net exposure loss				(8,832)	(1,090)	(1,157)	(1,224)

14.4	Fair value measurement

	The Company discloses the fair value of financial instruments measured at fair values and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amounts, pursuant to CPC 46/IFRS 13, which address the concepts of measurement and disclosure requirements. The fair value hierarchy levels are defined below:

	Level 1: fair value measurement at the balance sheet date using quoted prices (unadjusted) in active markets for identical assets or liabilities to which entity may have access at the measurement date.

	Level 2: fair value measurement at the balance sheet date using other significant observable assumptions for the asset or liability, either directly or indirectly, except quoted prices included in Level 1.

	Level 3: fair value measurement at the balance sheet date using non-observable data for the asset or liability.

	The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

	The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value of financial instruments measured at amortized cost, for which the fair value has been disclosed in the interim financial information:

			Carrying amount		Fair value
			6/30/2023	12/31/2022	6/30/2023	12/31/2022	Level
	Trade receivables with credit cards companies and sales tickets		534	424	534	424	2
	Interest rate swaps between currencies		(55)	(36)	(55)	(36)	2
	Interest rate swaps		3	2	3	2	2
	Interest rate swaps - CRI		281	180	281	180	2
	Borrowings, financing and debentures (fair value)		(2,483)	(2,435)	(2,483)	(2,435)	2
	Borrowings, financing and debentures (amortized cost)		(10,682)	(10,120)	(10,537)	(9,974)	2
			(12,402)	(11,985)	(12,257)	(11,839)

	There were no changes between fair value measurement hierarchy levels during the period ended June 30, 2023.

	Interest rate swaps, cross-currency and borrowings and financing are classified in Level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

14.5	Operations with derivative financial instruments

	The Company has derivative contracts with the following prime financial institutions.

	The outstanding derivative financial instruments are presented in the table below:

	Description		Notional value	Due date	6/30/2023	12/31/2022
	Debt
	USD - BRL		USD50	2023	(55)	(36)

	Debt
	IPCA - BRL		R$1,972	2028, 2029 and 2031	281	180

	Interest rate swaps registered at CETIP
	Pre-fixed rate x CDI		R$54	2027	1	1
	Pre-fixed rate x CDI		R$52	2027	2	1
	Derivatives - Fair value hedge - Brazil				229	146

14.6	Borrowings and financing

14.6.1	Debt breakdown

		Weighted average	6/30/2023	12/31/2022
	Current
	Debentures and promissory notes	CDI + 1.48 per year	455	454
	Borrowing costs		(40)	(23)
	Total debentures and promissory notes		415	431
				'
	Borrowings and financing
	In domestic currency
	Working capital	TR + 9.80%	12	12
	Working capital	CDI + 1.15% per year	523	523
	Borrowing costs		(3)	(4)
	Total domestic currency		532	531

	In foreign currency
	Working capital	USD + 1.06% per year	241	262
	Total in foreign currency		241	262
	Total of borrowings and financing		773	793

	Derivative financial instruments
	Swap contracts	CDI + 0.87% per year	(45)	(27)
	Swap contracts	CDI + 1.35% per year	55	36
	Total derivative financial instruments		10	9
	Total current		1,198	1,233

		Weighted average	6/30/2023	12/31/2022
	Non-current
	Debenture and promissory notes	CDI + 1.44% per year	11,035	10,669
	Borrowing costs		(92)	(75)
	Total debentures and promissory notes		10,943	10,594

	Borrowings and financing
	In domestic currency
	Working capital	TR + 9.80%	35	39
	Working capital	CDI + 1.86% per year	1,001	700
	Borrowing costs		(2)	(2)
	Total of domestic currency		1,034	737

	Total of borrowings and financing		1,034	737

	Derivative financial instruments
	Swap contracts	CDI + 0,87% a.a.	(239)	(155)
	Total derivative financial instruments		(239)	(155)
	Total non-current		11,738	11,176

	Total		12,936	12,409

	Current asset		45	27
	Non-current asset		239	155
	Current liabilities		1,243	1,260
	Non-current liabilities		11,977	11,331

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

14.6.2	Roll forward of borrowings and financing

				Value
	Balance as of December 31, 2021			8,001
	Funding			3,000
	Borrowing costs			(25)
	Interest provision			677
	Swap contracts			(3)
	Mark-to-market			(84)
	Exchange rate and monetary variation			(17)
	Borrowing costs amortization			12
	Interest amortization			(308)
	Principal amortization			(5)
	Swap amortization			(44)
	Balance as of June 30, 2022			11,204

				Value
	Balance as of December 31, 2022			12,409
	Funding			300
	Borrowing costs (i)			(51)
	Interest provision			869
	Swap contracts			45
	Mark-to-market			(28)
	Exchange rate and monetary variation			(20)
	Borrowing costs amortization			18
	Interest amortization			(502)
	Principal amortization			(5)
	Swap amortization			(99)
	Balance as of June 30, 2023			12,936

	(i) Include costs related to the waiver negotiation for the granting of consent to change the shareholding control in the amount of R$49, as disclosed in Note 1, in capital market operations carried out over the period, without changing the other contractual clauses together to financial institutions.

14.6.3	Schedule of non-current maturities

	Maturity	Value
	From 1 to 2 years	5,732
	From 2 to 3 years	1,266
	From 3 to 4 years	1,375
	From 4 to 5 years	1,345
	More than 5 years	2,114
	Total	11,832

	Borrowing cost	(94)
	Total	11,738

14.7	Debentures and promissory notes

					Date
			Issue amount (in thousands)	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in Reais)	6/30/2023	12/31/2022
	First Issue of Promissory Notes - 4th series		250	5	7/4/2019	7/4/2023	CDI + 0.72% per year	67,843,796	339	317
	First Issue of Promissory Notes - 5th series		200	4	7/4/2019	7/4/2024	CDI + 0.72% per year	67,843,796	271	254
	First Issue of Promissory Notes - 6th series		200	4	7/4/2019	7/4/2025	CDI + 0.72% per year	67,843,796	271	254
	Second Issue of Debentures - 1st series		940,000	940,000	6/1/2021	5/20/2026	CDI + 1.70% per year	1,016	955	957
	Second Issue of Debentures - 2nd series		660,000	660,000	6/1/2021	5/22/2028	CDI + 1.95% per year	1,016	671	672
	Second Issue of Promissory Notes - 1st series		1,250,000	1,250,000	8/27/2021	8/27/2024	CDI + 1.47% per year	1,258	1,573	1,467
	Second Issue of Promissory Notes - 2nd series		1,250,000	1,250,000	8/27/2021	2/27/2025	CDI + 1.53% per year	1,259	1,575	1,468
	Third Issue of Debentures - 1st series - CRI		982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% per year	1,127	1,109	1,072
	Third Issue of Debentures - 2nd series - CRI		517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% per year	1,128	584	565
	Fourth Issue of Debentures - single series		2,000,000	2,000,000	1/7/2022	11/26/2027	CDI + 1.75% per year	1,014	2,028	2,028
	First Issue of Commercial Paper Notes - single series		750,000	750,000	2/10/2022	2/9/2025	CDI + 1.70% per year	1,056	792	793
	Fifth Issue of Debentures - single series - CRI		250,000	250,000	4/5/2022	3/28/2025	CDI + 0.75% per year	1,034	258	258
	Sixth Issue of Debentures - 1st series - CRI		72,962	72,962	9/28/2022	9/11/2026	CDI + 0.60% per year	1,040	76	75
	Sixth Issue of Debentures - 2nd series - CRI		55,245	55,245	9/28/2022	9/13/2027	CDI + 0.70% per year	1,040	57	57
	Sixth Issue of Debentures - 3rd series - CRI		471,793	471,793	9/28/2022	9/13/2029	IPCA + 6.70% per year	1,064	502	485
	Second Issue of Commercial Paper Notes - single series		400,000	400,000	12/26/2022	12/26/2025	CDI + 0.93% per year	1,072	429	401
	Borrowing cost								(132)	(98)
									11,358	11,025

	Current								415	431
	Non-current								10,943	10,594

	The Company issues debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt and investment profile. The debentures issued are non-preemptive, non-convertible into shares, do not have renegotiation clauses and do not have guarantee.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

14.8	Borrowings in foreign currencies

	As of June 30, 2023, the Company has borrowings in foreign currency (US dollar) to strengthen its working capital, maintain its cash strategy, and lengthen its debt and investment profile.

14.9	Guarantees

	The Company has signed a promissory note for a borrowing agreement with Scotiabank in the amount of USD50 million, which can be executed after maturity and non-payment of the borrowing.

14.10	Swap contracts

	The Company uses swap operations for 100% of its borrowings denominated in US dollars, fixed interest rates and IPCA, exchanging these liabilities for Real pegged to the CDI (floating) interest rates. The annual average rate of the CDI at June 30, 2023 was 13.54% (12.43% at December 31, 2022).

14.11	Financial covenants

	In connection with the debentures and promissory notes issued and part of borrowing operations in foreign currency, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s interim financial information prepared in accordance with the accounting practices adopted in Brazil, as follows: (i) consolidated net debt / equity less than or equal to 3.00 not exceeding equity; and (ii) consolidated net debt/EBITDA Last Twelve Months ("LTM") ratio should be lower than or equal to 3.00.

	As of June 30, 2023, the Company was fulfilled all contractual obligations and in compliant with these ratios.

15	PROVISION FOR LEGAL PROCEEDINGS

	The provision for legal proceedings is estimated by the Company and supported by its legal counsel and was established in an amount considered sufficient to cover the considered probable losses.

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2021	109	69	27	205
	Additions	2	32	5	39
	Reversals	-	(11)	(1)	(12)
	Payments	-	(12)	(12)	(24)
	Monetary correction	3	3	3	9
	Balance as of June 30, 2022	114	81	22	217

	Restricted deposits for legal proceedings	(68)	(43)	(3)	(114)
	Net provision of judicial deposits	46	38	19	103

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2022	55	86	24	165
	Additions	13	94	7	114
	Reversals	-	(21)	(3)	(24)
	Payments	(4)	(26)	(4)	(34)
	Monetary correction	1	4	2	7
	Balance as of June 30, 2023	65	137	26	228

	Restricted deposits for legal proceedings	(4)	(22)	(9)	(35)
	Net provision of judicial deposits	61	115	17	193

15.1	Tax claims

	Tax claims are subject by law to monthly monetary adjustment, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

	The Company has other tax claims, which according to its legal counsels’ analysis, were provisioned, namely: (i) discussions on the non-application of the Accident Prevention Factor (FAP); (ii) discussions with State tax authorities on ICMS tax rate calculated in electricity bills; (iii) IPI in the resale of imported products; and (iv) other matters.

	The amount provisioned for these matters as of June 30, 2023, is R$65 (R$55 as of December 31, 2022).

15.2	Social security and labor

	The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. As of June 30, 2023, the Company recorded a provision of R$137 (R$86 as of December 31, 2022), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsels, assesses these claims and records provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

15.3	Civil

The Company is party to civil proceedings (indemnifications, collections, among others) that are in different procedural phases and various central courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

Among these proceedings, we highlight the following:

The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provision for the difference between the amount originally paid by stores and the amounts claimed by the adverse party in the lawsuit when internal and external legal counsels consider the probability of changing the lease amount paid by the entity. As of June 30, 2023, the amount of the provision for these lawsuits is R$20 (R$19 as of December 31, 2022), for which there are no judicial deposits for legal proceedings.

The Company is party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, with the assistance of its legal counsel, assesses these claims recording provisions for probable cash disbursements, according to the estimate of loss. As of June 30, 2023, the amount of provision for these lawsuits is R$6 (R$5 as of December 31, 2022).

The Company’s total civil, regulatory and property claims as of June 30, 2023, is R$26 (R$24 as of December 31, 2022).

15.4	Contingent liabilities not accrued

The Company is a party to other litigations for which the risk of loss was classified by its legal counsel to be possible, therefore, not accrued, totaling an updated amount of R$2,582 as of June 30, 2023 (R$2,443 as of December 31, 2022), which are mainly related to:

IRPJ (corporate income tax), IRRF (withholding income tax), CSLL (social contribution on net income) – The Company received several tax assessment notices relating to tax offsetting proceedings, goodwill tax amortization disallowance, disagreements regarding payments and overpayments, fines for non-compliance with ancillary obligation, among other less relevant issues. The amount involved corresponds to R$633 as of June 30, 2023 (R$612 as of December 31, 2022).

PIS and COFINS (federal taxes on gross revenues) – The Company has been questioned about discrepancies in payments and overpayments; fine for non-compliance with ancillary obligation, disallowance of PIS and COFINS credits, among other issues. These proceedings are pending judgment at the administrative and judicial levels. The amount involved in these tax assessments is R$686 as of June 30, 2023 (R$650 as of December 31, 2022).

ICMS (State VAT) – The Company received tax assessment notices from State tax authorities in connection with credits from purchases from suppliers considered unqualified by the registry of the State Revenue Service, among others matters. These tax assessments amount to R$1,153 as of June 30, 2023 (R$1,084 as of December 31, 2022). These proceedings are pending final judgment at the administrative and judicial levels.

ISS (services tax), IPTU (urban property tax), Fees and other – The Company has received tax assessments relating to discrepancies in payments of IPTU, fines for non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, totaling R$15 as of June 30, 2023 (R$16 as of December 31, 2022). These proceedings are pending judgment at the administrative and judicial levels.

INSS (national institute of social security) – The Company was assessed for divergences in the FGTS and Social Security form (GFIP), offsets not approved, among other matters, with possible losses of R$24 as of June 30, 2023 (R$23 as of December 31, 2022). Proceedings have been discussed in the administrative and judicial level.

Other litigation – These proceedings refer to real estate lawsuits in which the Company claims the renewal of lease agreements and rents according to market prices. These lawsuits involve proceedings in civil court, as well as administrative proceedings filed by inspection bodies, such as the consumer defense body (PROCONs), the National Institute of Metrology, Standardization and Industrial Quality – INMETRO, the National Agency of Sanitary Surveillance – ANVISA, among others, totaling R$48 as of June 30, 2023 (R$44 as of December 31, 2022).

Three collective proceedings were opened due to an approach to a customer, in August 2021 at the store in Limeira - SP, in which claim supposed racial issues. All were duly answered. One of them has already been extinguished by the judiciary without major effects. As of June 30, 2023, there are still two lawsuits in progress and, given the subjectivity of the matter, it is still not possible to reasonably estimate the amounts involved. A significant impact on the interim financial information is not yet expected.

The Company engages external legal counsel to represent it in tax matters, whose fees are contingent on the outcome of the lawsuits. Percentages may vary according to qualitative and quantitative factors of each proceeding, as of June 30, 2023, the estimated amount, in case of success of all lawsuits, was approximately R$23 (R$14 as of December 31, 2022).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

15.5	Guarantees

	The Company provided bank guarantees and insurance guarantees for judicial proceedings of a civil, tax and labor nature, described below:

	Lawsuits	6/30/2023	6/30/2022

	Tax	981	647
	Labor	80	90
	Civil and others	495	379
	Total	1,556	1,116

	The cost of guarantees as of June 30, 2023 is approximately 0.26% per year of the amount of the lawsuits (0.31% at June 30, 2022) and is recorded as a financial expense.

15.6	Restricted deposits for legal proceedings

	The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in amounts equivalent to the final court decisions, as well as judicial deposits related to the provision for legal claims.

	The Company recorded amounts referring to judicial deposits in its assets as follows.

	Lawsuits	6/30/2023	12/31/2022

	Tax	13	12
	Labor	25	34
	Civil and others	10	10
	Total	48	56

16	LEASE LIABILITIES

16.1	Minimum future payments and potential right of PIS and COFINS

	Lease contracts totaled R$8,320 as of June 30, 2023 (R$8,360 as of December 31, 2022). The minimum future payments, according to lease agreements, with the present value of minimum lease payments, are as follows:

					6/30/2023	12/31/2022
	Lease liabilities - minimum payments
	Less than 1 year				397	435
	From 1 to 5 years				1,662	1,646
	More than 5 years				6,261	6,279
	Present value of lease liabilities				8,320	8,360
	Current				397	435
	Non-current				7,923	7,925

	Future financing charges				12,166	12,318
	Gross amount of financial lease agreements				20,486	20,678

	PIS and COFINS embedded in the present value of lease agreements				506	508
	PIS and COFINS embedded in the gross value of lease agreements				1,246	1,257

	Lease liabilities interest expense is stated in note 23. The Company´s incremental interest rate at the agreement signing date was 12.27% in the period ended June 30, 2023 (12.20% at December 31, 2022).

	If the Company adopts the projection of inflation embedded in the nominal incremental rate and converting to a present value as a calculation method, the average percentage of inflation to be project for year would be approximately 8.76% (8.74% at December 31, 2022). The average term of the agreements analyzed is 18.05 years.

16.2	Lease liability roll forward

				Amount
	As of December 31, 2021			4,051
	Addition - Lease			2,914
	Lease modification			304
	Interest provision			338
	Principal amortization			(53)
	Interest amortization			(308)
	Write-off due to early termination of agreement			(4)
	As of June 30, 2022			7,242

				Amount
	As of December 31, 2022			8,360
	Addition - Lease			27
	Lease modification			221
	Interest provision			477
	Principal amortization			(169)
	Interest amortization			(476)
	Write-off due to early termination of agreement			(120)
	As of June 30, 2023			8,320

16.3	Lease expense on variable rents, low-value, and short-term assets

			6/30/2023	6/30/2022
	(Expenses) revenues of the period:
	Variables (1% to 2% of sales)		(10)	(2)
	Subleases (i)		44	22

	(i) Refers mainly to the revenue from lease agreements receivable from commercial galleries.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

16.4	Additional information

	In accordance with OFÍCIO-CIRCULAR/CVM/SNC/SEP/N°02/2019 the Company adopted as an accounting policy the requirements of CPC 06 (R2)/IFRS16 - Leases, in the measurement and remeasurement of its right of use, using the discounted cash flow model, without considering inflation.

	To safeguard the faithful representation of information to meet the requirements of CPC 06 (R2)/IFRS16 - Leases, and the guidelines of the CVM technical areas, the balances of assets and liabilities without inflation, effectively accounted for (real flow x real rate) are provided, and the estimate of inflated balances in the comparison periods (nominal flow x nominal rate).

	Other assumptions, such as the maturity schedule of the liabilities and the interest rates used in the calculation, are disclosed in other items of this same explanatory note, as well as the inflation indexes are observable in the market, so that the nominal flows can be prepared by the users of interim financial information.

		6/30/2023	12/31/2022
	Real flow
	Right of use assets	7,500	7,619

	Lease Liabilities	20,486	20,678
	Embedded interest	(12,166)	(12,318)
		8,320	8,360

	Inflated flow
	Right of use assets	11,426	11,955

	Lease Liabilities	32,145	33,354
	Embedded interest	(17,712)	(18,500)
		14,433	14,854

17	DEFERRED REVENUES

		6/30/2023	12/31/2022

	Sale and Leaseback	-	3
	Rental of spaces in stores (i)	149	259
	Checkstand (ii)	46	45
	Commercial agreement - payroll (iii)	35	39
	Marketing and others	11	13
	Total	241	359

	Current	214	328
	Non-current	27	31

	(i) Rental of backlight panels.
	(ii) Supplier product exhibition modules, or check stands, rental of point of sale displays.
	(iii) Commercial agreement with a financial institution for exclusivity in payroll processing.

18	INCOME TAX AND SOCIAL CONTRIBUTION

18.1	Reconciliation of income tax and social contribution expense

				6/30/2023	6/30/2022
	Income before income tax and social contribution			98	604
	Expense of income tax and social contribution, for nominal rate (34%)			(33)	(205)

	Adjustments to reflect the effective rate
	Tax fines			(1)	(1)
	Share of profits			8	6
	ICMS subsidy - tax incentives (i)			151	116
	Monetary correction credits			6	14
	Tax benefits			-	1
	Other permanent differences			(1)	(2)
	Effective income tax			130	(71)

	Income tax and social contribution for the period
	Current			2	(45)
	Deferred			128	(26)
	Benefits (expense) tax and social contribution			130	(71)

	Effective rate			-132.7%	11.8%

	(i) The Company has tax benefits that are characterized as investment subsidies as provided for in Complementary Law n°160/17 and Law n°12,973/14. In the period ended June 30, 2023, the Company excluded the IRPJ and CSLL calculation bases from the amount constituted in the tax incentive reserve, see note 19.4.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

18.2	Breakdown of deferred income tax and social contribution

	The main components of deferred income tax and social contribution in the balance sheets are the following:

			6/30/2023			12/31/2022
			Assets	Liabilities	Net	Assets	Liabilities	Net
	Deferred income tax and social contribution
	Tax losses		363	-	363	213	-	213
	Provision for legal proceedings		69	-	69	44	-	44
	Exchange rate variation		-	(54)	(54)	-	(28)	(28)
	Goodwill tax amortization		-	(317)	(317)	-	(317)	(317)
	Fair value adjustment		-	(39)	(39)	-	(29)	(29)
	Property, plant and equipment and intangible assets		28	-	28	30	-	30
	Loss not realized with tax credits		-	(27)	(27)	-	(6)	(6)
	Provision for restructuring		12	-	12	12	-	12
	Provision of inventory		18	-	18	26	-	26
	Borrowing costs		-	(47)	(47)	-	(35)	(35)
	Lease net of right of use		114	-	114	101	-	101
	Others		16	-	16	-	(5)	(5)
	Gross deferred income tax and social contribution assets (liabilities)		620	(484)	136	426	(420)	6

	Compensation		(484)	484	-	(420)	420	-

	Net deferred income tax and social contribution assets (liabilities), net		136	-	136	6	-	6

	Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income, in the context of the main variables of its businesses. This assessment was based on information from the strategic planning report approved by the Company´s Board of Directors.

	The Company estimates the recovery of the deferred tax assets as follows:

	Years	Amounts
	Up to 1 year	51
	From 1 year to 2 years	69
	From 2 years to 3 years	368
	More than 5 years	132
		620

18.3	Roll forward of deferred income tax and social contribution

			6/30/2023	12/31/2022
	At the beginning of the period		6	45
	Benefits (expenses) in the period		128	(40)
	Income tax effect		2	1
	At the end of the period		136	6

19	SHAREHOLDERS’ EQUITY

19.1	Capital stock and stock rights

	The capital stock, fully subscribed and paid-up as of June 30, 2023, is R$1,265 (R$1,263 as of December 31, 2022), represented by 1,350,256,496 common shares (1,349,165,394 as of December 31, 2022), all registered and without par value. According to the Company's bylaws, the Company’s authorized capital may be increased up to 2 billion common shares.

	On February 15, 2023, the Board of Directors approved a capital contribution in the amount of R$1, through the issuance of 59,870 common shares.

	On March 28, 2023, the Board of Directors approved a capital contribution in the amount of R$1, through the issuance of 1,031,232 common shares.

19.2	Distribution of dividends and interest on own capital

	At a meeting of the Board of Directors held on December 23, 2022, the advance payment of interest on own capital in the gross amount of R$50 was approved, on which the withholding tax was deducted in the amount of R$7, corresponding to the net amount of R$43. The effective payment occurred on February 17, 2023.

	At the Annual General Meeting ("AGM") held on April 27, 2023, our shareholders voted to approve the minimum mandatory dividend in the amount of R$68, calculated in accordance with Brazilian Corporate Law. The total dividends amount corresponding to R$0.0500185431139003 per common share, it was paid in June, 2023. Holders of ADSs will receive the dividend distribution to which they are entitled through the Sendas Depositary.

19.3	Expansion Reserve

	At the AGM held on April 27, 2023 the constitution of the expansion reserve in the amount of R$325 was approved, against the profit reserve of the year 2022.

19.4	Tax incentive reserve

	The tax incentive reserve by the States started to be considered subsidies for investments, deductible for the calculation of income tax and social contribution. Thus, for the period ended June 30, 2023, the Company allocated the amount of R$443 (R$363 as of June 30,2022) to the tax incentive reserve, of which R$228 refers to tax incentives generated in 2023 and R$215 to be recognized when the Company demonstrate income in subsequent periods.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

	As provided for in article 30 of Law 12,973/14, the tax incentive reserve may be used to absorb losses, or for an increase in capital. Within the same legal provision, the tax incentive reserve is not part of the calculation basis for the minimum mandatory dividend, and the Company must subject it to taxation, in case of distribution.

19.5	Share-based payment

19.5.1	Recognized Options Granted

	Information relating to the Company's option plan and compensation plan is summarized below:

					6/30/2023
					Number of shares (in thousands)
	Granted series	Grant date	1st exercise date	Strike price on the grant date (in reais)	Grantees	Exercised	Cancelled	Current
	B8	5/31/2021	6/1/2024	0.01	363	(20)	(32)	311
	C8	5/31/2021	6/1/2024	13.39	363	(20)	(32)	311
	B9	5/31/2022	6/1/2025	0.01	2,163	(309)	-	1,854
	C9	5/31/2022	6/1/2025	12.53	1,924	(70)	-	1,854
	B10 (i)	5/31/2023	6/1/2026	0.01	1,390	-	-	1,390
	C10 (i)	5/31/2023	6/1/2026	11.82	1,390	-	-	1,390
					7,593	(419)	(64)	7,110

	(i) Shares granted to non-statutory directors.

19.5.2	Consolidated information of Company's share-based payment plans

	According to the plans, the options granted in each of the series may represent a maximum of 2% of the total shares issued by the Company.

	The table below shows the maximum percentage of dilution to which current shareholders could eventually be subject to in the event that all options granted are exercised until June 30, 2023 of all options granted:

				6/30/2023
				(in thousands)

	Number of shares			1,350,256
	Balance of effective stock options granted			7,110
	Maximum percentage of dilution			0.53%

	The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model, considering the following assumptions:

	Granted series	Weighted average of fair value option's granted		Dividends expectation	Approximate volatility expectation		Risk-free weighted average interest rate		Exit rate	Remaining average life expectancy

	B8	17.21		1.28%	37.06%		7.66%		8.00%	11 months
	C8	7.69
	B9	15.27		1.20%	37.29%		12.18%		8.00%	23 months
	C9	7.35
	B10	10.33		1.31%	35.32%		10.87%		8.00%	35 months
	C10	3.28

				Shares	Weighted average of exercise price		Weighted average of remaining contractual term
				in thousands	R$
	As of December 31, 2022			4,651	6.01		2.28

	As of June 30, 2023
	Granted during the period			2,780		5.92
	Cancelled during the period			(6)	5.97
	Exercised during the period			(315)	5.97
	Outstanding at the end of the period			7,110	5.97		2.23
	Total to be exercised June 30, 2023			7,110	5.97		2.23

	The amount recorded in the statement of operations for the period June 30, 2023 were R$15 (R$3 as of June 30, 2022).

20	NET OPERATING REVENUE

				6/30/2023	6/30/2022
	Gross operating revenue
	Goods			34,003	26,971
	Services rendered and others			117	80
				34,120	27,051
	(-) Revenue deductions
	Returns and sales cancellation			(65)	(49)
	Taxes			(2,975)	(2,268)
				(3,040)	(2,317)

	Net operating revenue			31,080	24,734

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

21	EXPENSES BY NATURE

		6/30/2023	6/30/2022

	Inventory cost	(25,610)	(20,421)
	Personnel expenses	(1,971)	(1,498)
	Outsourced services	(166)	(100)
	Selling expenses	(487)	(368)
	Functional expenses	(588)	(428)
	Other expenses	(258)	(244)
		(29,080)	(23,059)

	Cost of sales	(26,088)	(20,763)
	Selling expenses	(2,609)	(1,935)
	General and administrative expenses	(383)	(361)
		(29,080)	(23,059)

22	OTHER OPERATING EXPENSES, NET

		6/30/2023	6/30/2022

	Result with property, plant and equipment and lease	(7)	(19)
	Provision for legal proceedings	(1)	(2)
	Restructuring expenses and others	(6)	(21)
	Total	(14)	(42)

23	NET FINANCIAL RESULT

		6/30/2023	6/30/2022
	Financial revenues
	Cash and cash equivalents interest	74	81
	Monetary correction assets	48	61
	Other financial revenues	7	5
	Total financial revenues	129	147

	Financial expenses
	Cost of debt	(770)	(338)
	Cost and discount of receivables	(49)	(45)
	Monetary correction liabilities	(148)	(183)
	Interest on leasing liabilities	(410)	(207)
	Other financial expenses	(10)	(4)
	Total financial expenses	(1,387)	(777)
	Total	(1,258)	(630)

24	Earnings per share

	The Company calculates earnings per share by dividing the net income for the period, relating to each class of shares, by the total number of common shares outstanding in the period.

	The table below presents the determination of the net income for the period available to holders of common shares outstanding to calculate the basic earnings and diluted earnings per share in each period presented:

				6/30/2023	6/30/2022
	Basic number:
	Allocated basic earnings and not distributed			228	533
	Net income allocated available to common shareholders			228	533

	Basic denominator (millions of shares)
	Weighted average of the number of shares			1,350	1,347
	Basic earnings per million shares (R$)			0.168674	0.395592

				6/30/2023	6/30/2022
	Diluted number:
	Allocated diluted earnings and not distributed			228	533
	Net income allocated available to common shareholders			228	533

	Diluted denominator (millions of shares)
	Weighted average of the number of shares			1,350	1,347

	Weighted average of stock options plan			4	6
	Diluted weighted average of shares			1,354	1,353
	Diluted earnings per million shares (R$)			0.168146	0.393694

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2023 – SENDAS DISTRIBUIDORA S.A.

25	Non-cash transactions

The Company had transactions that did not represent cash disbursements, and, therefore, these were not presented in the Statement of Cash Flows, as follows:

• Write-off of provisions for the acquisition of points of sale against trade payables, in note 11.1.

• Acquisition of property, plant and equipment not yet paid, in note 11.4.

26	ASSETS HELD FOR SALE

		6/30/2023	12/31/2022
	Extra Hiper stores (i)	95	95
		95	95

(i) As of June 30, 2023, corresponds to 1 property owned by GPA, which the disposal process was concluded to the fund Barzel Properties on July 11, 2023.

27	SUBSEQUENT EVENTS

27.1	Funding of the seventh issuance of debentures

On July 21, 2023, the Company raised funds through the seventh issuance of debentures, in three series, in the amount of R$1,071, with settlement occurring on July 25,2023. The funds obtained from this issuance will be fully and exclusively used to reimburse expenses and expenses related to the expansion and/or maintenance of certain properties. These debentures will bear interest at the rate of CDI + 1.00% p.a. in the first series, CDI + 1.31% p.a in the second series, and CDI + 1.15% p.a. in the third series, which will be paid semi-annually until maturity in July, 2028.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.